BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2021

Name of applicant:RELX PLC

Name of scheme:RELX Group plc 2013 SAYE Share Option Scheme

Period of return:From: 1 January 2021To: 30 June 2021

Balance of unallotted securities under scheme(s) from previous return: 1,088,598

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 88,692

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 999,906

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2021

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2003

Period of return:From: 1 January 2021To: 30 June 2021

Balance of unallotted securities under scheme(s) from previous return: 198,533

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 235,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 221,180

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 212,353

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2021

Name of applicant:RELX PLC

Name of scheme:RELX Group plc Executive Share Option Scheme 2013

Period of return:From: 1 January 2021To: 30 June 2021

Balance of unallotted securities under scheme(s) from previous return: 1,030,422

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for): 1,000,000

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 847,074

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 1,183,348

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

Date: 1 July 2021

Name of applicant:RELX PLC

Name of scheme:The RELX PLC Convertible Debenture Scheme

Period of return:From: 1 January 2021To: 30 June 2021

Balance of unallotted securities under scheme(s) from previous return: 899,124

Plus:  The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):  Nil

Less:  Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G): 72,536

Equals:  Balance under scheme(s) not yet issued/allotted at end of period: 826,588

Name of contact:Sylvia Sutherland

Telephone number of contact:020 7166 5528